Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

GENERAL

This management’s discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Alderon Resource Corp. (the “Company” or “Alderon”).  The information provided herein should be read in conjunction with the Company’s audited financial statements and notes for the year ended December 31, 2010 and the condensed interim consolidated financial statements for the six months ended June 30, 2011.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived therefrom are prepared in accordance with International Financial Reporting Standards (“IFRS”). The disclosures concerning the transition from Canadian GAAP to IFRS are included in Note 13 of the condensed interim consolidated financial statements for the period ended June 30, 2011.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The Board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company statutory filings on www.sedar.com and to review general information including reports and maps on the Company’s website at www.alderonmining.com.

FORWARD LOOKING STATEMENTS

Information set forth in this MD&A may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the size and timing of future resource estimates, anticipated future expenses, the completion of a scoping study and the future exploration on and the development of the Kami Project are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the need for additional financing; operational risks associated with mineral exploration; fluctuations in commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume and the additional risks identified in the “Risk Factors” section of this MD&A, the

Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

“Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2010 or other reports and filings with the TSX Venture Exchange and applicable Canadian securities regulations. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and Alderon undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable securities laws. Investors are cautioned against attributing undue certainty to forward-looking statements.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a public exploration stage company whose common shares trade on the TSX Venture Exchange and OTCQX in the U.S., and is in the business of acquiring, exploring, and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.

On September 1, 2004, the Company changed its name from Truax Ventures Corp. to Aries Resource Corp. and then again on September 24, 2008, the Company changed its name from Aries Resource Corp. to Alderon Resource Corp.

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, and Quebec, Canada on the Kamistiatusset (“Kami”) Property.

ACQUISITION OF 0860132 BC LTD.

On March 3, 2010, the Company successfully completed the Share Exchange Agreement whereby the Company agreed to acquire all of the outstanding common shares of 0860132 BC Ltd. (“Privco”). In consideration, the Company issued 5,000,000 post-consolidated common shares to Privco’s shareholders (Note 5 of the condensed consolidated interim financial statements).

RESOURCE PROPERTIES

The Company entered into an agreement with Altius Resources Inc. (“Altius”) pursuant to which the Company received the right to acquire a 100% interest in the Kami iron ore project in western Labrador.  The project consists of 305 claims in Labrador and 5 Quebec Mining Titles for a total of 7,625 hectares.

In order to exercise the Option, the Company was required to fund exploration expenditures on the property of at least $1,000,000 in the first year, and cumulative expenditures in the first two years of at least $5,000,000.  Upon incurring such expenditures the Company was entitled to exercise the Option and acquired a 100% interest in the Kami project by issuing an aggregate of 32,285,006 post-consolidated shares of the Company to Altius.

In 2010, the Company completed 25,749 metres of drilling and an airborne geophysical survey.  The airborne survey covered the original Kami property as well as reconnaissance on the new claims to the east. Metallurgical test work also commenced.  A National Instrument (“NI”) 43-101 resource estimate was carried out by Watts, Griffis and McOuat Limited (“WGM”) and published on April 5, 2011.  The estimate includes an indicated iron ore resource of 490 million tonnes at 30% iron and an additional inferred resource of 118 million tonnes at 30.3% iron (refer to tables below for tonnage and

Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

grade details; refer to annual information form for details of parameters and assumptions underlying resources estimates) based on a cut-off grade of 20%.

The mineral resource is contained within two zones, Rose Central and Mills Lake.  The Rose Central zone has a currently defined strike length of 1,700 metres (m) and a true thickness of up to 320 m.  Mills Lake is located 3.1 kilometres southeast of Rose Central and has a currently defined strike length of 1,500 m and a true thickness of up to 180 m.  Both of these zones are open for expansion and will be followed up with further drilling this summer.

ROSE CENTRAL INDICATED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	355.4	30.2	27.2
22.5	372.2	29.9	26.9
20.0	376.1	29.8	26.9

ROSE CENTRAL INFERRED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	44.9	30.0	27.3
22.5	45.8	29.9	27.2
20.0	46.0	29.8	27.2

MILLS LAKE INDICATED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	111.6	30.7	28.0
22.5	113.7	30.6	27.8
20.0	114.1	30.5	27.8

MILLS LAKE INFERRED RESOURCE

Cut-off %	Tonnes (million)	Total Iron %	Oxide Iron % *
25.0	70.8	30.8	28.3
22.5	71.5	30.8	28.2
20.0	71.9	30.7	28.2

* Note: Oxide Iron is the combined iron in Magnetite and Hematite

On February 3, 2011, the Company commenced a $2.5 million program which consisted of approximately 5,000 metres of drilling.  Highlights from this program include 204.0 metres (92.0 metres to 296.0 metres) at 30.6% iron in hole K-11-104 and 227.2 metres (56.0 metres to 283.2 metres) at 28.6% iron in hole K-11-110.  The drill program was designed to outline an additional resource of 200 to 400 million tonnes at a grade between 28 and 32% iron ore at the North Rose Zone. The updated resource is expected in the third quarter of 2011. The additional potential tonnage and grade discussed above are conceptual in nature, there has been insufficient exploration to define an increased mineral resource and it is uncertain if further exploration will delineate an increased

Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

mineral resource. These figures are reported as exploration targets based on the presence of step-out mineralized drill holes, known mineralized zones open along strike and geophysical anomalous areas from data received by the Company. Further information regarding the Company’s initial resource estimate can be found in its news release dated April 5, 2011 and in the technical report filed on SEDAR at www.sedar.com entitled “Technical report and Mineral resource estimate on the Kamistiatusset property, Newfoundland and Labrador for Alderon Resource Corp.” dated May 20, 2011.

As of June 30, 2011, the Company had spent a total of $11,149,045 on exploration expenditures on the Kami project.

The Company’s exploration work on the Kami Project is supervised by Ed Lyons, P.Geo, a member of the Professional Engineers and Geoscientists of British Columbia, Newfoundland and Labrador and Quebec and a Qualified Person as defined in NI 43-101.  Mr. Lyons has reviewed and is responsible for the technical information contained in this MD&A and has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company.  Further information relating to the Kami Project can be found on SEDAR at www.sedar.com.

REVIEW OF FINANCIAL RESULTS

Results of Operations for the six month period ended June 30, 2011 compared to the period ended June 30, 2010:

For the six months ended June 30, 2011, the Company reported a net loss of $10,958,624, or $0.13 per common share, compared with a net loss of $2,074,603, or $0.07 per common share, for the same period of 2010.

Expenses all increased significantly when compared to the same period of 2010 as a direct result of increased Company activities.  The Company was inactive in the first quarter of 2010, and therefore, did not incur many costs.  In the second quarter of 2010, the Company completed the acquisition of Privco and commenced the exploration work on the Kami property. Since then, the Company received funds from various financings, acquired the option for the Kami project, and is now focused on building up its core team and focusing on the Company’s objectives and projects.

Changes in significant expense accounts are described below:

Exploration and evaluation expenses increased to $4,064,757 (2010 - $791,354) as a result of further developing the Kami project, in particular, completion of the eight week winter drilling program and the launch of the summer/fall drilling program.

The increased exploration and corporate activities led to increasing consulting fees of $880,637 (2010-$92,341), management fees of $480,002 (2010-$66,668), and legal fees of $50,612 (2010-$10,988)

Investor relations and travel expenses increased to $520,456 (2010 - $100,836) because of various trade conferences and promotional activities undertaken by the Company.

Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

Office, rent and wages increased to $435,548 (2010 - $245,859), as a direct result of increases in personnel, office space, and general office activities such as printing, copying and supplies.

Stock based compensation increased to $4,489,493 (2010-$1,265,635) due to the Company granting stock options to the certain employees, directors, and consultants in the last quarter of 2010.

SUMMARY OF QUARTERLY RESULTS:

	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010	Q4 2009	Q3 2009
Loss before other items	$(5,390,746)	$(5,659,892)	$(1,546,150)	$(1,786,661)	$(2,202,765)	$(508,414)	$(301,329)	$(63,424)
Net income (loss) for the period	$(5,305,950)	$(5,652,671)	$251,602	$(1,745,027)	$(1,567,088)	$(507,515)	$(707,618)	$(52,909)
Basic income (loss) per share	$(0.06)	$(0.07)	$(0.01)	$(0.05)	$(0.04)	$(0.02)	$(0.08)	$(0.01)
Diluted income (loss) per share	$(0.06)	$(0.07)	$(0.04)	$(0.05)	$(0.04)	$(0.02)	$(0.08)	$(0.01)

The quarterly results are reported in accordance with GAAP with the exception of the results for the first and second quarters of 2011 and 2010 that have been adjusted to IFRS.

SECOND QUARTER

For the three months ended June 30, 2011, the Company reported a net loss of $5,305,950, or $0.06 per share, compared with a net loss of $1,567,088, or $0.04 per share, for the same period of 2010.

The largest component of the loss in the quarter is represented by a non-cash expense for stock-based compensation of $2,434,788 (2010 - $929,874).  This amount makes up approximately 41% of the administrative expenses. Another large expense is exploration and evaluation of $1,901,449 (2010 - $791,354). Other expense items such as consulting fees (2011 - $318,648, 2010 - $81,341), investor relations (2011 - $215,069, 2010 - $45,118), travel and entertainment (2011 - $158,076, 2010 - $27,082) and wages (2011 - $149,977, 2010 - $105,001) all increased from the same period of 2010.  Other items such as interest income of $86,977 (2010 - $469) earned from the Company’s cash held in highly liquid short-term interest bearing investments and future income tax recovery of $Nil (2010 - $636,364) related to the flow-though financing completed in the first quarter of 2010 partially offset the loss from the administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows

As of June 30, 2011, the Company had cash and cash equivalents of $20,098,734 (December 31, 2010 - $24,376,060) and a working capital surplus of $19,362,868 (December 31, 2010 - $24,521,006).  Cash used in operating activities during the period ended June 30, 2011 was $5,567,832, compared with $1,491,687 in the same period of 2010.  Cash utilized in investing

Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

activities was $19,398 during the period ended June 30, 2011, compared to $441,149 used for acquisitions of equipment and Privco during the same period of 2010.  Cash provided by financing activities from exercises of warrants and stock options was $1,309,904 in the period ended June 30, 2011, compared to $14,181,607 raised from two financings in the same period of 2010.

The Company has sufficient working capital to complete its currently planned 2011 drilling and exploration programs and a scoping study on the Kami property. It will need additional capital to advance the Kami property to the feasibility stage. Future capital will have to be obtained from debt or equity financings. See “Risk Factors”.

SHARE CAPITAL

The Company’s authorized capital consists of unlimited number of common shares without par value. The outstanding securities of the Company are as follows:

Security Description	June 30, 2011	Date of report

Common shares	82,474,914	82,615,264
Director, employee and contractor options — vested	2,183,750	2,283,750
Director, employee and contractor options — granted but not yet vested	5,756,250	6,831,250
Warrants to purchase shares	5,078,297	4,976,447
Fully diluted shares	95,493,211	96,706,711

During the six months ended June 30, 2011, the following share transactions were completed:

•                                          640,725 warrants with an exercise price ranging from $1.00 to $2.80 per warrant were exercised for gross proceeds of $930,195. An amount of $465,602, representing the fair value of these warrants on the grant date was reclassified from contributed surplus to share capital upon exercise. In connection with the exercise of agent warrants 114,612 warrants with an exercise price of $2.80 were issued.

•                                         220,000 stock options with an exercise price of $1.50 per option and 25,000 stock options with an exercise price of $1.20 per option were exercised, all for gross proceeds of $360,000.

•                                          3,100,000 stock options with an exercise price ranging from $2.62 to $3.80 were issued to certain directors, officers, and contractors of the Company.

Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of directors and officers, and companies owned by officers and directors as follows:

Related Party	Nature of Transactions
EGM Exploration Group Management Corp. — owned by Mark Morabito, a director and an officer	Corporate services (salaries and benefits, investor relations, rent, office and administration, drilling salaries)
MJM Consulting — owned by Mark Morabito, a director and an officer	Management services, Mineral properties — acquisition costs
2051580 Ontario Inc. and Forbes and Manhattan Inc. — owned by Stan Bharti, a director	Management and administration services
2250674 Ontario Inc. — owned by Brad Boland, a director	Management services
Bruce Humphrey, a director	Management services and stock-based compensation
Iron Strike Inc. — owned by Matt Simpson, an officer	Management services
Simon Marcotte Consulting Inc. — an officer	IR services
Jeff Pontius — a former director	Management services, stock-based compensation
Patrick Gleeson — a former director and an officer	Management services, stock-based compensation
Jeff Durno — a former director	Share issue costs — legal fees
Sonya Atwal — an officer	Stock-based compensation
Mark Morabito — a director	Stock-based compensation
Stan Bharti — a director	Stock-based compensation
Brad Boland — a director	Stock-based compensation
David Porter — a director	Stock-based compensation
Brian Dalton — a director	Stock-based compensation
John Baker — a director	Stock-based compensation
Matt Simpson — an officer	Stock-based compensation
Simon Marcotte — an officer	Stock-based compensation

Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

During the six months ended June 30, 2011 and 2010, the Company entered into the following transactions with related parties:

	June 30, 2011	June 30, 2010
Expenses:
Management fees	$480,002	$66,668
Consulting fees	468,115	12,009
Wages	264,600	137,501
Investor relations	4,700	3,000
Office and administration	94,120	31,658
Rent	34,663	38,767
Stock-based compensation	3,340,121	862,561
Travel and entertainment	7,098	—
Mineral property costs:
Drilling salaries included in exploration and evaluation expense	275,959	93,643
Acquisition costs	—	9,000,000
	$4,969,378	$10,245,807

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts owing to the related parties are as following:

EGM Exploration Group Management Corp. —$150,361 (December 31, 2010 - $131,097, January 1, 2010 - $Nil)

9246-4264 Quebec Inc - $38,450 (December 31, 2010 - $Nil, January 1, 2010 - $Nil)

The amounts due to related parties are non-interest bearing, with no fixed terms of the repayment. The fair values of the amounts due to the related parties cannot be determined as there are no special terms of repayment.

Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the financial statements.  The Company constantly evaluates these estimates and assumptions.

The Company bases its estimates and assumptions on past experience and other factors that are deemed reasonable under the circumstances.  This involves varying degrees of judgment and uncertainty, thus the amounts currently reported in the financial statements could prove to be inaccurate in the future.

OUTLOOK

A 25,000 metre summer/fall drill program is now underway with the goal of upgrading the resource as well as targeting new areas outlined by geophysics.  An updated resource estimate is expected at the end of the third quarter of 2011 and will include the 2011 winter drill program as well as the first part of the 2011 summer/fall program. This updated resource will be followed by a scoping study.

ACCOUNTING POLICIES

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Transition to IFRS from GAAP

The Company’s IFRS transition plan addresses matters including changes in accounting policies, IT and data systems, restatement of comparative periods, organizational and internal controls and any required changes to business processes. To facilitate this process and ensure the full impact of the conversion is understood and managed reasonably, the Company retained an IFRS conversion project manager. The accounting staff has also attended several training courses on the adoption and implementation of IFRS. Through in-depth training and detailed analysis of IFRS standards, the Company’s accounting personnel has obtained a thorough understanding of IFRS and possesses sufficient financial reporting expertise to support the Company’s future needs. The Company has also reviewed its internal and disclosure control processes and believes they will not need significant modification as a result of the conversion to IFRS. Further, the Company has assessed the impact on IT and data systems and has concluded there will be no significant impact to applications arising from the transition to IFRS.

The condensed consolidated interim financial statements for the period ended June 30, 2011 have been prepared in accordance with IFRS, as stated in Note 2. The accounting policies in Note 3 have been applied in preparing the condensed interim consolidated financial statements for the period ended June 30, 2011 and 2010, the consolidated financial statements for the year ended December 31, 2010 and the opening IFRS statement of financial position on January 1, 2010, the “Transition Date”.

In preparing the opening IFRS statement of financial position and the financial statements for the interim period ended June 30, 2011, the Company has adjusted amounts reported previously in

Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

financial statements that were prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in Note 13. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

(i) Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by January 1, 2010.

The adoption of IFRS has resulted in changes to the Company’s reported financial position, results of operations, and operating and investing cash flow. There was no impact on the Company’s consolidated statement of financial position as of the date of transition to IFRS (January 1, 2010).

In order to allow the users of the financial statements to better understand the changes in accounting policies, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. For a description of the changes in accounting policy, see the discussion in Notes to the IFRS Reconciliations below.

Notes to the IFRS reconciliations:

i)                                       Share-based payment

Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  Forfeitures of awards are recognized as they occur.

Under IFRS, a fair value measurement is required for each vesting instalment within the option grant. Each instalment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each installment’s individual tranche vesting period. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. As at June 30, 2010, this accounting policy change resulted in an increase in contributed surplus of $602,628 (December 31, 2010 - $686,654) and a corresponding increase in stock-based compensation expense. During the 3 months ended June 30, 2010, stock-based compensation expenses were increased by $415,248.

ii)                                   Income taxes

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.

Under Canadian GAAP, share capital is recorded at net proceeds less the deferred tax liability related to the renounced expenditures.

Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

Under IFRS, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or “premium”, are recorded as a deferred charge. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed. The net amount is recognized as a future (or “deferred”) income tax recovery. As at June 30, 2010 and December 31, 2010, this accounting policy change resulted in an increase in share capital of $613,636 and a corresponding decrease in the amount of deferred tax recovery.

Effective March 3, 2010, the Company acquired all of the outstanding common shares of 0860132 BC Ltd. (“Privco”). On acquisition of Privco, the Company recognized a future income tax liability $3,037,716 in accordance with Canadian GAAP. Under IAS 12 Income Taxes, the deferred tax liability would not be recognized, either on acquisition or subsequently. This accounting policy change resulted in a write-off of the deferred income tax liability and a corresponding decrease in the carrying value of resource properties.

The deferred tax benefit has been offset by a valuation allowance resulted in an increase in the amount of future income tax liability of $1,763,537 and a corresponding decrease in the amount of future income tax recovery as at December 31, 2010.

iii)                               Exploration and Evaluation Expenditures

IFRS allows an entity to select an appropriate accounting policy for the treatment of resource properties (known as exploration and evaluation assets under IFRS). As a result, on transition to IFRS, it is possible to continue to follow the policies previously established by the company or to change to a new policy. Under existing Canadian GAAP, Alderon followed the policy of capitalizing all mineral property expenditures directly attributable to the exploration or evaluation of each property, including an appropriate allocation of overheads related to the activity. On transition, Alderon will change the policy to expensing all mineral property expenditures directly attributable to the exploration or evaluation of each property under IFRS. The decision to change this policy was made to streamline the financial reporting process and simplify the presentation of financial information for investors.  As at June 30, 2010, this change of policy resulted in a decrease of $791,354 (December 31, 2010 - $7,091,549) in the carrying value of resource properties and a corresponding increase in the exploration and evaluation expense account. This also resulted in a change in accounts payable and accrued liabilities of $599,656 in the cash flow for 6 months ended June 30, 2010 and $547,648 for the year ended December 31, 2010, as this decreased the capitalized exploration and evaluation assets included in accounts payable.

RISK FACTORS

The exploration of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Risk factors relating to the business are described under “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2010 filed on SEDAR on June 8, 2011. Certain of the more immediate risk factors are listed below:

Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore.  There is also no assurance that presently identified mineralization can be mined at a profit.  Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved.

The commercial viability of a mineral deposit is also dependent upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependent upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company.  In the future, the Company will require additional funding to maintain its mineral properties in good standing.  While the Company has been successful in raising funds in the past, there can be no assurance it can continue to do so in the future.  The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial, or total loss of the Company’s interest in its mineral properties.

Commodity Price Volatility

The market prices for commodities are volatile. The Company does not have any control over such prices or volatility. There is no assurance that if commercial quantities of mineralization is discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit.  As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of resource estimate tonnages and grades.  Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data.  The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction.  Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivables, accounts payable and accrued liabilities, and amounts due to related parties. The fair value of the Company’s accounts receivables, accounts payable and accrued liabilities, and amounts due to related parties approximate their carrying value, due to their short-term maturities or ability of prompt liquidation.  The Company’s other financial instrument, cash and cash equivalents, under the fair value hierarchy is based on level one quoted prices in active markets for identical assets or liabilities.

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s receivables consist mainly of Harmonized sales tax receivable due from the Government of Canada, and as such the Company has no significant credit risk with respect to accounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 10 to the consolidated financial statements.  Accounts payable and accrued liabilities are due within the one year.

As at June 30, 2011, the Company has a cash balance of $20,098,734 to settle current liabilities of $2,432,832.  Management believes that it has sufficient funds to meet its current liabilities as they become due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices and foreign exchange rates. Since the Company does not currently possess investments in publicly traded securities, market risk is considered low.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over frequently.

Alderon Resource Corp.

Management’s Discussion & Analysis

For the six months ended June 30, 2011

Date Prepared:  August 26, 2011

Price Risk

The Company is exposed to price risk with respect to commodity prices.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Currency Risk

As at June 30, 2011, the Company expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars. As at June 30, 2011, the Company has accounts payable denominated in US dollars of US$366 and cash of US$3,599. A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of $312.

SUBSEQUENT EVENTS

The following transactions occurred subsequent to June 30, 2011:

•                                25,000 stock options with an exercise price of $1.20 were exercised for gross proceeds of $30,000.

•                                115,350 common shares were issued in connection with an exercise of 88,350 warrants and 27,000 agent warrants, all for gross proceeds of $306,780. Upon the exercise of 27,000 agent warrants, 13,500 compensation warrants were issued.

•                                1,000,000 stock options with an exercise price of $3.20, 200,000 stock options with an exercise price of $3.30 and 100,000 stock options with an exercise price of $3.27 were issued to a consultant and an officer of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2010 is available on SEDAR at www.sedar.com/.